Morgan Stanley & Co. LLC

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

UBS Securities LLC

Wells Fargo Securities, LLC

  on behalf of the several Underwriters

c/o Morgan Stanley & Co. LLC

      1585 Broadway

      New York, New York 10036

VIA EDGAR

May 21, 2012

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Mr. Brion R. Thompson

PIMCO Dynamic Income Fund

Registration Statement on Form N-2

File Nos. 333-179887 and 811-22673

Dear Mr. Thompson:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act Rules”) we on behalf of the several underwriters wish to advise you that distribution of the amended Registration Statement on Form N-2 as filed on April 27, 2012 and the Preliminary Prospectus dated April 27, 2012 began on April 27, 2012 and is expected to conclude at approximately 5:00 p.m., May 23, 2012, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 105,325 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the 1933 Act Rules, the undersigned, on behalf of the underwriters of the offering of common shares of 811-22673 (the “Fund”), hereby join in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 9:00 a.m., Eastern Standard Time, on May 24, 2012, or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. LLC CITIGROUP GLOBAL MARKETS INC. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED UBS SECURITIES LLC WELLS FARGO SECURITIES, LLC

on behalf of the several Underwriters

By:	MORGAN STANLEY & CO. LLC

/s/ Susan Portelli
By:	Name: Susan Portelli
Title: Executive Director
By:	CITIGROUP GLOBAL MARKETS INC.

/s/ Kevin Deignan
By:	Name: Kevin Deignan
Title: Managing Director
By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

/s/ Michele Allong
By:	Name: Michele Allong
Title: Vice President

By:	UBS SECURITIES LLC

/s/ Todd Reit
By:	Name: Todd Reit
Title: Managing Director

/s/ Aksham Nandakumar
By:	Name: Aksham Nandakumar
Title: Associate Director

By:	WELLS FARGO SECURITIES, LLC

/s/ Jerry Raio
By:	Name: Jerry Raio
Title: Managing Director